Exhibit 99.2

FINAL — FOR RELEASE

ProQR Announces Recent Progress and Financial Results for the Third Quarter of 2019

•                  Encouraging clinical data reported from Phase 1/2 trial of sepofarsen for LCA10

•                  Initial clinical data from Phase 1/2 trial of QR-421a for Usher syndrome type 2 on track for Q1 2020

•                  QR-1123 Investigational New Drug application active for autosomal dominant retinitis pigmentosa

•                  €49.3 million net proceeds from public offering extends cash runway into 2022

LEIDEN, Netherlands & CAMBRIDGE, Mass., Nov 06, 2019 — ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA medicines for severe genetic rare diseases, today announced results for the third quarter of 2019.

“During the third quarter we made great progress towards our mission to bring novel RNA therapies to patients and we recently strengthened our capital position,” said Daniel A. de Boer, chief executive officer of ProQR. “In October we announced that LCA10 patients experienced a significant improvement in vision after treatment with sepofarsen in a Phase 1/2 trial. These results strengthen our confidence in the design of the ongoing pivotal Illuminate Phase 2/3 trial and our broader inherited retinal diseases pipeline. The Phase 1/2 trial of QR-421a in Usher syndrome is on track to deliver first clinical data in Q1 2020 and we are about to dose a first patient in a Phase 1/2 trial of QR-1123 for adRP. We strengthened our financial position with a public offering in October that will allow us to fund operations into 2022, well beyond the expected top-line readout of Illuminate.”

Corporate Highlights and Business Update

Sepofarsen (QR-110) for Leber’s congenital amaurosis 10 (LCA10)

•                  Presented positive top-line results from the Phase 1/2 clinical trial. In the trial, sepofarsen was observed to be well tolerated with rapid, significant and durable improvements in vision observed at month twelve. The target registration dose for the ongoing Phase 2/3 Illuminate trial showed a favorable benefit/risk profile in the Phase 1/2 trial.

•                  The top-line results from the Phase 1/2 trial support confidence in the design of the ongoing Phase 2/3 Illuminate trial that could be the sole registration trial for the program. Top-line data from Illuminate are expected during the first half of 2021.

•                  Received Rare Pediatric Disease designation from the Food and Drug Administration (FDA) for the treatment of LCA10.

QR-421a for Usher syndrome type 2

•                  The Phase 1/2 Stellar trial of QR-421a in patients with Usher syndrome type 2 is ongoing and on track to deliver interim data during the first quarter of 2020.

QR-1123 for autosomal dominant retinitis pigmentosa (adRP)

•                  The FDA cleared the Investigational New Drug (IND) application to start a first-in-human clinical trial in patients with adRP. ProQR plans to start enrolling patients in the Phase 1/2 Aurora trial in 2019.

•                  Received Fast Track designation from the FDA.

Business Updates

•                  Closed an underwritten public offering of 9,090,909 ordinary shares on October 18, 2019 at a price of $5.50 per share with full exercise of underwriters’ option to purchase 1,363,636 additional ordinary shares. Net proceeds totaled approximately €49.3 million. With the addition of this capital ProQR’s operations are funded into 2022.

Financial Highlights

At September 30, 2019, prior to the offering on October 18th, ProQR held cash and cash equivalents of €74.8 million, compared to €105.6 million at December 31, 2018. The cash balance at September 30, 2019 excludes the net proceeds of €49.3 million from the underwritten offering of ordinary shares in October 2019. Net cash used in operating activities during the three-month period ended September 30, 2019 was €8.8 million, compared to €4.3 million for the same period last year.

Research and development costs increased to €11.1 million for the quarter ended September 30, 2019 compared to €6.3 million for the same period last year due to increased clinical trial activity.

General and administrative costs increased to €2.9 million for the quarter ended September 30, 2019 compared to €2.6 million for the same period last year.

Net loss for the three-month period ended September 30, 2019 was €12.2 million or €0.31 per share, compared to a €6.0 million loss or €0.18 per share for the same period last year.

In October 2019 the Company sold an aggregate of 10.5 million ordinary shares, with net proceeds to the Company of €49.3 million.

For further financial information for the period ended September 30, 2019, please refer to the financial statements appearing at the end of this release.

About Sepofarsen

Sepofarsen (QR-110) is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation and rare pediatric disease designation from the FDA as well as access to the PRIME scheme by the EMA.

About QR-421a

QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of vision loss in Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional Usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. QR-421a is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation from the FDA.

About QR-1123

QR-1123 is a first-in-class investigational RNA-based oligonucleotide that was discovered and developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology for the treatment of adRP due to the P23H mutation in the RHO gene. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutant mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye and received IND clearance in August 2019.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, statements regarding our pipeline of programs targeting inherited retinal dystrophies, statements regarding QR-421a, and the clinical development and the therapeutic potential thereof,  statements regarding QR-1123 and the clinical development and therapeutic potential thereof, and our financial position and cash runway. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Sarah Kiely

ProQR Therapeutics N.V.

T: +1 617 599 6228

skiely@proqr.com

or

Hans Vitzthum

LifeSci Advisors

T: +1 617 535 7743

hans@lifesciadvisors.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

sara@lifescipublicrelations.com

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	September 30,	December 31,
	2019	2018
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	74,792	105,580
Prepayments and other receivables	2,450	1,544
Social securities and other taxes	830	1,243

Total current assets	78,072	108,367

Property, plant and equipment	2,413	1,864
Investments in associates	579	—

Total assets	81, 064	110,231

Equity and liabilities
Equity
Equity attributable to owners of the Company	59,871	92,915
Non-controlling interests	(452)	(230)
Total equity	59,419	92,685

Current liabilities
Borrowings	260	—
Lease liabilities	890	—
Trade payables	668	135
Social securities and other taxes	15	—
Pension premiums	13	7
Deferred income	984	545
Other current liabilities	8,305	7,473

Total current liabilities	11,135	8,160

Borrowings	10,510	9,386
Lease liabilities	—	—

Total liabilities	21,645	17,546

Total equity and liabilities	81,064	110,231

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2019	2018	2019	2018
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	530	2,958	1,509	4,428

Research and development costs	(11,074)	(6,297)	(32,560)	(19,972)
General and administrative costs	(2,903)	(2,579)	(8,970)	(7,900)

Total operating costs	(13,977)	(8,876)	(41,530)	(27,872)

Operating result	(13,447)	(5,918)	(40,021)	(23,444)
Finance income and expense	1,375	(74)	1,339	(664)
Results related to associates	(119)	—	579	—

Result before corporate income taxes	(12,191)	(5,992)	(38,103)	(24,108)
Income taxes	—	—	(64)	(1)

Result for the period	(12,191)	(5,992)	(38,167)	(24,109)
Other comprehensive income	147	(4)	121	(15)

Total comprehensive income (attributable to owners of the Company)	(12,044)	(5,996)	(38,046)	(24,124)

Result attributable to
Owners of the Company	(12,139)	(5,959)	(37,945)	(23,974)
Non-controlling interests	(52)	(33)	(222)	(135)
	(12,191)	(5,992)	(38,167)	(24,109)

Share information
Weighted average number of shares outstanding(1)	38,912,701	33,355,327	38,902,203	32,440,220

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share(1)	(0.31)	(0.18)	(0.98)	(0.74)
Diluted loss per share(1)	(0.31)	(0.18)	(0.98)	(0.74)

(1)         For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
				Equity
				Settled
				Employee				Non-
	Number of	Share	Share	Benefit	Translation	Accumulated		controlling	Total
	shares	Capital	Premium	Reserve	Reserve	Deficit	Total	interests	Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2018	36,425,014	1,457	148,763	8,377	136	(119,370)	39,363	(38)	39,325
Result for the period	—	—	—	—	—	(23,974)	(23,974)	(135)	(24,109)
Other comprehensive income	—	—	—	—	(15)	—	(15)	—	(15)
Recognition of share-based payments	—	—	—	2,245	—	—	2,245	—	2,245
Issuance of ordinary shares	6,612,500	265	84,032	—	—	—	84,297	—	84,297
Share options exercised	—	—	659	—	—	—	659	—	659

Balance at September 30, 2018	43,037,514	1,722	233,454	10,622	121	(143,344)	102,575	(173)	102,402

Balance at January 1, 2019	43,149,987	1,726	235,744	10,780	108	(155,443)	92,915	(230)	92,685
Result for the period	—	—	—	—	—	(37,945)	(37,945)	(222)	(38,167)
Other comprehensive income	—	—	—	—	121	—	121	—	121
Recognition of share-based payments	—	—	—	4,614	—	—	4,614	—	4,614
Share options lapsed	—	—	—	(33)		33	—	—	—
Share options exercised	—	—	166	(115)	—	115	166	—	166

Balance at September 30, 2019	43,149,987	1,726	235,910	15,246	229	(193,240)	59,871	(452)	59,419

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2019	2018	2019	2018
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(12,191)	(5,992)	(38,167)	(24,109)
Adjustments for:
— Depreciation	506	242	1,543	725
— Share-based compensation	1,226	734	4,614	2,245
— Financial income and expenses	(1,375)	74	(1,339)	664
— Results related to associates	119	—	(579)	—
— Net foreign exchange gain / (loss)	148	(4)	122	(15)

Changes in working capital	2,718	656	1,744	1,074
Cash used in operations	(8,849)	(4,290)	(32,062)	(19,416)

Corporate income tax paid	—	1	(64)	—
Interest received	90	32	176	25
Interest paid	(13)	—	(64)	—

Net cash used in operating activities	(8,772)	(4,257)	(32,014)	(19,391)

Cash flow from investing activities
Purchases of intangible assets	—	—	—	—
Purchases of property, plant and equipment	(32)	(99)	(341)	(285)

Net cash used in investing activities	(32)	(99)	(341)	(285)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	84,295	—	84,295
Proceeds from exercise of share options	2	637	166	660
Proceeds from borrowings	—	—	—	101
Proceeds from convertible loans	—	115	690	430
Repayment of lease liability	(290)	—	(861)	—

Net cash (used in)/generated by financing activities	(288)	85,047	(5)	85,486

Net increase/(decrease) in cash and cash equivalents	(9,092)	80,691	(32,360)	65,810

Currency effect cash and cash equivalents	1,420	57	1,572	(193)
Cash and cash equivalents, at beginning of the period	82,464	32,968	105,580	48,099

Cash and cash equivalents at the end of the period	74,792	113,716	74,792	113,716

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com